

2023 REPORT

Moxey

Dear investors,

2023 was a great year in many ways. The software enhancements continue to move forward. The growth in our Moxey owned communities has been phenomenal. And, although it was harder, more involved, and much more expensive than we ever could have imagined, we finally had that relatively large successful raise from investors. We now have the resources to move forward in the way that we've always dreamed. Now its time to execute. There are currently only a handful of us and we need the right human resources to grow the company. This is a critical time for us.

We need your help!

We are rapidly trying to scale up and are having difficulty finding the right people at the speed we wish to scale up. We specifically are looking for sales persons in the Shreveport, LA, Lake Charles, LA, New Orleans, LA, and Gonzales, LA areas. We are also looking to build an account management team (inside sales and support). Please send any leads for inside and outside sales our way. We also still struggle to find the persons to guide our marketing efforts. This person needs to be able to plan those steps but also execute (get their hands dirty with social media, graphic design, content management, etc) on those plans in our early stage.

Sincerely,

Rich Maloy

Managing Partner

Charlie Davis

President

Chip Davis

Executive VP / COO

How did we do this year?

REPORT CARD


A-


☺ The Good

We executed a substantial investment raise to propel our growth into new markets in 2024.

We converted from an LLC to a C-Corp.

We experienced about 20% growth in our Moxey owned communities.

☹ The Bad

It took time to raise the investment money which was a distraction from building the company as fast as we wanted.

The legal costs for the conversion and new investment documents were high as it was a very complicated process.

Our software is complex and time consuming to manage.

2023 At a Glance

December 19 to December 31



$1,817,518 +8%
Revenue



-$760,300
Net Loss



$623,526 +52%
Short Term Debt





$2,002,122
Raised in 2023

$913,272
Cash on Hand
As of 05/17/24

INCOME BALANCE NARRATIVE


Revenues
Profit
US$1,679,223
-US$812,856
US$1,817,518
-US$760,300
2022
2023

Net Margin: -42% Gross Margin: 20% Return on Assets: -71% Earnings per Share: -$0.10 Revenue per Employee: $363,504

Cash to Assets: 85% Revenue to Receivables: ~ Debt Ratio: 74%

2023_Summary_Financials_PL.pdf
2023_Summary_Financials_BS.pdf
2023_Statement_of_Cashflows.pdf
2022_GAAP_Financial_Statements.pdf

We ❤ Our 497 Investors

Thank You For Believing In Us

John K Roberts III
Colleen Coleman Ryan
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Okwudili C Amaechi
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Based Ventures
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Theodore OSHMAN
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Richard Ward
Carson Bankston
Alyssa Trosclair
Darian Williams
Michael S Levesque
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Anne Marie Dube
Rocky Burns
Logan Mercedes O'Neil
Christian J. Dean

Dee Ann Davis Melton
Chris St Pierre
Richard Pope
Manuel E. Lugo Recart
Tom Daly
Ian Sager
Noah Hopping
Diego Pérez-Cotapos
James Isaacs
Sai Kumar Yerubandi
Alicia Allain
Van Elsby
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Erick Martin
Eusebio Gongora
James Francois
William Buckley Fountain
Martin Nwosu
Suchai Gumtrontip
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Clare Lalley
Barry Dunlap
Moshe Rosenfeld
Darryl G RUTLEDGE
David Stockwell
Henry James Graham
Henry Wyatt MOORE
Ramon Watkins
Natalie Durden
Sarath Chandra Kumar Jagupilla
Scott Simnacher
Edmund T. Mudge, IV
James Wheeler
Jules Pean
David Martinelli
Tzvi Jacobson
Willie Crowder
Gabriel Brown
W Kim Colich
Annette Kvamme
Mohamed Jabbar
Anne Duhon
Theresa Menard
Sonja Palmer
Stephen PODMASKA
Kuldip Acharya
Adan Ibarra
Isaac McIntosh
Trevor Parker
Gary Huffman

Kallie Vanderboom Hartman
Ronald Cameron Kerr
Tony Holloway
Joan Rodriguez
Janice DeLerno
Melisse Campbell
Joseph Carswell
Matt Russell
Lacey Densmore
Zack Siceloff
Richard Bentley
Felix Vayssieres
Oscar Fontana
Tanya Galdamez
Rick Volland
Sarah Spizale
Scott Moss
Stacy PHIPPS
Karen Menard
Laura Thomas
Deborah D TODD
Ron Sumer
Simon MONTGOMERY
Ankur Patel
Vijayakumar Aluru
Catie L
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Jason Rigby
David Reed
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Deborah Skrmetta
Evan Johnson
Edwin Anton
Hiten Patel
Keith English
Brian Carroll
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Judy Padilla
Larry Harmych
Basley Carlisle
Jeanette Lindner
Nicole Forrest
Sheila Haynes
Jason Bryant
Marshall Brown
Larry L Williams
Tanner Newlon
Dusty Teer
Christian Davenport
Geogy Philip
Marco DeLeon
Kevin Dominik Korte
Matthew Holleman
Mitko Bojcev

Moo Papoo
Charlene Myers
Roderick Herron
Matt Kesby
Jose Alfredo Jimenez
Terry Ferebee
Mike Wallick
Maurício Moura
Kevin King
Eric Twohey
Kaleeswaran Jayakalimuthu
Timothy Dickens
Michael Holloway
Andrew J McGee
Annie Venable
Ricky Watkins
Scott Long
Taylor Morse
Belkis Johanna Natale
Philip Andrepont
Okechukwu C. Ifediora
Edward Kelly Medlock
Rawan Shawar
Jarrod Broussard
Brian Hernandez
Bradley Weems Boutwell
Ernest Iseminger
Jerod R Eller
Houmphanh Meuanghane
Marc Saddik
Faustina Iroha
Nick M
Markus Ruckman
David Abarca
Merid Belayneh
Lisa Snedigar
Syed Abdul MUQSITH
Abhay Patel
Ebenezer Joseph
Mike Mathioudakis
Alejandro Canales
Rene MANFRE
Rodney Tassistro
Albaro Escalera
Jason Lifschultz
Charles Berault
Richard & Jenell Holland
H. J. Laroussi
Fred George
Vinay V SATTI
Paul Lee
Waqar Rizvi
Radha Parameshwarappa
Sam Gabucan

Chad Dillard
Armando Leduc
George Urdea
Farid De Alba
Julie Helmer
Wes Harris
Chuck Ashley
Padyana Uday Krishna
Jeff Lavin
Kiara Phillips
Daniel Brown
Hassan Almarhoon
Mohammad R Karim
Jane Weems
Suzanne Boucher
Adam Howell
Jonathan Lugibihl
Chris Rinaudo
Bekka Supp
Jonathan David Johnson
Monica Minczeski
Juan Moreno
Asiah Harara
Fonate Tolbert
Jill Adams
Prince Kumar
Christopher Gulliver
Gordian Boteilho
Thomas Hendrix
Kishore Anjaneyulu
Khris Persaud
Parth Choksi
Lawrence Hodge
Youssef Barbour
Robin Ziegler
Juan M Quinones
Taylor Maxey
DOTTY HUDSON
Primrose D'Souza
Aven Allen
Robert Deese
Elizabeth Anyaa
John O. Hearin
Pelican Sports, LLC
Kevin Dale Hoffpauir
Apurva Sharma
Elliot Volkman
Felix Logarta
Ian Hunt
Rami Taha
Donny Green
Larry Hawkins
Katie Fagan
Khalid Al-Sulaiti

Subramanian Rama
Neel Suresh Sus
Alan Macfarlane
John Lejeune Jr.
Terri L. Lambert
Derek Babcock
Reed Mathis
Wole Oluyemi
Judy Huangsun
Wei Huang
Alverta Addison
Jamil Myrie
Marc Sager
David Fluker
Matthew Person
Nathaniel Ward
Ron Veitch
Aubrey Keller
Rusty Messer
Devin Davis
Brad Henry
Thembile Mtwa
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Daniel Norton
Tomara Evans
James R Dowdy
Blair Sheppard
Paul Austin
Gary Alford
Robert Pamplin
Alonzo Mervebaby
Tim Bollinger
Lela Elliott
Kamal Bitmouni
Brian Waspi
Eluzer KLEIN
Mick Hall
Antti Jalo
Donoven DSouza
Sandra Perkins
Cindy T Miller
Michael Devoney
Julio Arguello
Thomas Neyhart
William Johnson, IV
Steve Kwak
Jennifer Brown
Manish A PATEL
Mark Nothacker
Calvin Markwat
Sherry Gordon
Maria Zaragoza
Lorilei Richardson
William Cook

Thank You!

From the Moxey Team



Charlie Davis

President

Entrepreneur, angel investor and father of four amazing kids. Charlie has previously built successful companies in the FinTech, EdTech and Digital Marketing sectors.



Chip Davis

Founder & Executive Vice President

Chip has over 20 years leadership experience in the barter/trade exchange business. He is the founder of TradeAuthority LLC now doing business as Moxey. Prior to...



Jack Heaton in

Chief Technology Officer

A decade working as a
healthcare technology
consultant with a focus on
finance and compliance. Jack o...

Details

The Board of Directors

Director	Occupation	Joined
Charlie Davis	President @ Moxey	2017
Rich Maloy	Managing Partner @ Springtime Ventures	2023

Officers

Officer	Title	Joined
Charlie Davis	President	2017
Chip Davis	Executive VP / COO	2010

Voting Power ❔

Holder	Securities Held	Voting Power
Charlie Davis	1,496,100 Common	62.4%

Past Equity Fundraises

Date	Amount	Security	Exemption
07/2012	$273,500	Common Stock	Regulation D, Rule 506(c)
07/2012	$15,500	Common Stock	Regulation D, Rule 506(c)
07/2012	$71,000	Common Stock	Regulation D, Rule 506(c)
01/2018	$7,500	Common Stock	Regulation D, Rule 506(c)
01/2018	$50,000	Common Stock	Regulation D, Rule 506(c)
01/2018	$117,500	Common Stock	Regulation D, Rule 506(c)
01/2018	$37,500	Common Stock	Regulation D, Rule 506(c)
01/2018	$37,500	Common Stock	Regulation D, Rule 506(c)
07/2018	$17,750	Common Stock	Regulation D, Rule 506(c)
12/2018	$286,750		Other
02/2019	$150,000		Other
04/2019	$17,625	Common Stock	Regulation D, Rule 506(c)
04/2019	$17,625	Common Stock	Regulation D, Rule 506(c)
04/2019	$60,000	Common Stock	Regulation D, Rule 506(c)
10/2019	$45,000		Other
12/2019	$182,000		Other
04/2020	$19,900		Section 4(a)(2)
12/2020	$210,375		Section 4(a)(2)
01/2021	$16,755		Section 4(a)(2)
05/2021	$602,879		4(a)(6)
12/2021	$275,080	Class Cf Units	Section 4(a)(2)
12/2021	$4,500		Other
12/2021	$92,000		Other
12/2021	$27,000		Other
11/2022	$154,009		4(a)(6)
12/2022	$6,000		Other

12/2022	$20,000		Other
12/2023	$147,874		Section 4(a)(2)
12/2023	$678,250		Section 4(a)(2)
12/2023	$75,000		Section 4(a)(2)
12/2023	$1,074,998	Preferred Stock	Regulation D, Rule 506(b)
03/2024	$175,499	Preferred Stock	Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Charlie Davis and Warren Sager ❓	12/31/2018	$286,750	$286,750 ❓	0.0%	12/31/2021	Yes
Moxey Bucks LLC ❓	02/28/2019	$150,000	$0 ❓	10.0%	02/28/2023	
John Roberts, Mickal Adler ❓	10/10/2019	$45,000	$0 ❓	0.0%	12/31/2026	Yes
Charlie Davis and Warren Sager ❓	12/31/2019	$182,000	$182,000 ❓	0.0%	12/31/2026	Yes
SBA ❓	04/10/2020	$19,900	$0 ❓	1.0%	04/10/2022	
Warren Sager and Charlie Davis	12/10/2020	$210,375	$210,375 ❓	0.0%		Yes
SBA ❓	01/10/2021	$16,755	$0 ❓	1.0%	01/10/2023	Yes
Aimee Supp ❓	12/31/2021	$4,500	$4,500 ❓	0.0%		Yes
Charlie Davis ❓	12/31/2021	$92,000	$81,500 ❓	0.0%		Yes
Warren Sager ❓	12/31/2021	$27,000	$27,000 ❓	0.0%		Yes
Aimee Supp ❓	12/31/2022	$6,000	$6,000 ❓	0.0%		Yes
Warren Sager ❓	12/31/2022	$20,000	$9,500 ❓	0.0%		Yes
Warren Sager ❓	12/02/2023	$147,874	$147,875 ❓	0.0%		Yes
Charlie Davis ❓	12/02/2023	$678,250	$678,250 ❓	0.0%		

Related Party Transactions

TradeAuthority, LLC entered into a consulting agreement with a TradeAuthority, LLC officer and unitholder to manage the Company. The agreement calls for monthly payments of $4,375 in Moxey dollars and $4,375 in USD.

TradeAuthority, LLC entered into a second agreement with an entity controlled by TradeAuthority, LLC's chief executive officer and shareholder. The terms call for monthly payments of $8,750 in Moxey dollars and $8,750 in USD.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred Stock (Ps)	4,319,320	2,393,836	Yes
Common Stock (Cs)	14,717,000	5,000,000	Yes

Warrants: 230,229
Options: 5,000,000

Form C Risks:

Our people are our most important asset. Currently, our team is all on a contract basis. If we lose our key staff, we may have difficulty continuing our business as anticipated. The company's future success depends on the continued services and performances of key management, consultants and advisors. Our future success may further depend on the company's ability to attract and retain additional key personnel and third party contractual relationships. If the company is unable to attract and retain key personnel and third party contractors, this could adversely affect our business, financial condition, and operating results.

Ongoing and potential litigation. The company may from time to time be involved with litigation as either a plaintiff or as a defendant. Litigation could possibly lead to unforeseen expenses, loss of revenue, loss of focus and/or other potentially serious negative consequences. The company is currently in litigation as a defendant due to a lawsuit concerning the Crescent City Trade Exchange (CCTE). CCTE was an affiliated trade exchange that the company terminated its relationship with.

The cost of acquiring new clients may be higher than anticipated. The Company has acquired new clients through referrals. As we accelerate our growth we will need to use other methods of client acquisition. Each acquisition method has different associated anticipated costs. If client acquisition costs are higher than anticipated, it will significantly affect the Company's profitability.

Data Loss and Business Interruption: If the Company's systems are disrupted or fail for any reason, including internet or systems failure, or if the Company's systems are infiltrated by unauthorized persons, both the Company and its clients could experience data loss, financial loss, harm to reputation, or significant business interruption. The Company may be required to incur significant costs to protect against damage caused by disruptions or security breaches in the future. Such events may expose the Company to unexpected liability, litigation, regulatory investigation and penalties, loss of clients' business, unfavorable impact to business reputation, and there could be a material adverse effect on the Company's business and results of operations.

material adverse effect on the Company's business and results of operations.

Covid 19 and the sequential forced business closings have negatively impacted the company. The company could be further impacted if business closings are increased in the future.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Very Early Stage. The Company is in the very early stage of operations. The Company may experience operating losses and negative cash flow in the foreseeable future. The Company's future profitability depends on generating and sustaining high revenue growth while maintaining reasonable expense levels and cash flow requirements. Lack of revenues, or slower revenue growth than anticipated or operating expenses exceeding expectations would harm the Company's business. If the Company achieves profitability, there is no certainty that the Company would be able to sustain or increase profitability in the future.

No Guarantee of Growth. No assurances can be given regarding the Company's ability to grow the revenues and earnings of the Company. The growth of the Company is contingent upon various factors, including market acceptance, competition, access to capital, ability to employ effective employees, and to otherwise attract and retain key personnel. To manage the anticipated future growth and carry out the Company's plans for the development and commercialization of the Company's product(s) and services, it will be necessary to recruit and retain qualified management and personnel across a wide range of operational, sales, and financial capabilities. Competition for executive and key personnel is intense. The Company may not be able to effectively manage the expansion of its operations or recruit and train additional qualified personnel. The expansion of the Company's operations geographically may lead to significant costs and may divert the Company's management and business development resources. Any inability to manage the Company's growth or complications involving the management of the Company's growth could delay the execution of the Company's business plan or disrupt the Company's operations.

Government/Policy/Regulatory; Market Changes. The Company's performance could be adversely affected by changes in the market generally or specifically for the Company's products and services or by changes in governmental policy and regulation. As mentioned above, the actions of competitors could negatively impact the Company. General economic risks as well as fallout from the ongoing Covid-19 pandemic or other national emergencies could negatively affect the Company. In the event the market for the products and services the Company provides declines, the Company could suffer losses.

Need for Additional Capital. The Company will likely require additional capital in the future. There are no assurances that the Company will be able to raise additional capital and therefore the Company may not be able to execute its business plan. It is possible that subsequent capital raises will significantly dilute the ownership of the existing members or be on terms that are not favorable to the existing owners.

You should carefully consider the risks and uncertainties described below and the other information in the Offering Statement before deciding whether to invest. Additional risks and uncertainties not presently known to the issuer (sometimes referred to as the "Company") or that the Company currently deems immaterial may also impair the Company's business operations and your investment. The occurrence of any of the following risks could materially adversely affect the Company's business, reputation, financial performance and value.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common unit that take into account factors such as the following:

unrelated third party valuations of our common unit;
the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common unit;
the hiring of key personnel and the experience of our management;
the introduction of new products;

the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company
Moxey Inc.

Delaware Corporation
Organized December 2023
5 employees
4137 S Sherwood Forest Blvd
Suite 120
Baton Rouge LA 70816 http://www.MoxeyUSA.com

Business Description

Refer to the Moxey profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Moxey has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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